02022441

AR

UP 5-8-02

...D STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **VERITAS SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C. APR 25 2002 588

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Gettenberg Consulting, 65 Broadway, Suite 1004
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Gettenberg (212) 668-8700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Lerner & Sipkin, CPA's, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

SEC MAIL PROCESSING RECEIVED APR 2 5 2002 WASH, D.C.

TO WHOM IT MAY CONCERN:

A TYPEGRAPHICAL ERROR HAS BEEN FOUND AND CORRECTED ON 'NOTE 2A' OF THE "VERITAS SECURITIES CORP" FINANCIAL STATEMENTS OF DECEMBER 31, 2001.

ENCLOSED IS A NEW PAGE WHICH CORRECTS SUCH ERROR.

PLEASE REPLACE THE ORIGINAL PAGE WITH THIS CORRECTED PAGE.

WE APOLOGIZE FOR ANY INCONVENIENCE THIS MAY HAVE INCURRED.

VERY TRULY YOURS,

JAY LERNER

VERITAS SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - **Nature of Business**

Veritas Securities Corp. (The "Company") is a New York State corporation formed in 1999, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between trade date and settlement date accounting.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2001 was $-0-.